SEPTEMBER 30, 2010 VIA EDGAR

Mr. Frank Wyman Staff Accountant Securities and Exchange Commission Washington, D.C.

Re:	IntegraMed America, Inc.

Form 10-K for Fiscal Year Ended December 31,2009

Schedule 14A filed April 20, 2010 File No. 000-20260

Dear Mr. Wyman:

We are in receipt of your letter of September 27, 2010 and are working on our response.

As per our telephone conversation, we are hereby requesting an extension of time to respond until October 29, 2010.  In addition, we intend to revise our disclosures, as appropriate and as discussed in above referenced letter, in either our next Form 10-Q, Form 10-K or Schedule 14A as appropriate.

We will make every effort to provide you with our response prior to October 29, 2010.

Sincerely

/s/:	John W. Hlywak, Jr.
John W. Hlywak, Jr. Executive Vice President and Chief Financial Officer